FILED BY IONQ, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SKYWATER TECHNOLOGY, INC.

COMMISSION FILE NO. 001-40345

The following is a transcript of the investor call held on January 26, 2026:

IonQ-SkyWater Technology

Investor Call

Monday, January 26, 2026, 8:30 AM ET

CORPORATE PARTICIPANTS

Niccolo de Masi – Chairman and CEO, IonQ

Thomas Sonderman – CEO, SkyWater

Hanley Donofrio – Head of Investor Relations, IonQ

PRESENTATION

Operator

Good morning, everyone. Welcome to today’s conference call to discuss IonQ’s transaction with SkyWater Technology. Presenters on today’s call include Niccolo de Masi, Chairman and CEO of IonQ, and Thomas Sonderman, CEO of SkyWater. Also on today’s call is Hanley Donofrio, Head of Investor Relations at IonQ.

As a reminder, this call is being recorded, and a press release and slide presentation regarding today’s news are available on the Investor Relations sections of each Company’s website.

I would now like to hand the conference over to Niccolo de Masi, Chairman and CEO of IonQ. Please go ahead.

Niccolo de Masi

Thank you and welcome to the call. I’m excited to be here today to talk about this transformational transaction. Following our presentation, we will answer some questions that have been submitted in advance.

Today, we’ll be discussing the rationale and benefits of this historic transaction. We will address forward-looking financial matters as we get closer to approvals and closing. To begin with, I do want to highlight that IonQ expects to deliver revenue results at the high end or above the range of our previously announced full year guidance. More to come when we announce earnings. Today, our focus is the SkyWater transaction, which we believe will accelerate fault-tolerant quantum computing and further cement IonQ as the leading provider of this critical technology.

Page 2, you can read the content of our forward looking statements. They’re also available on our website where this presentation has been posted.

Turning now to Slide 3, I’m joined today by Thomas Sonderman, CEO at SkyWater Technology. For those of you who are new to IonQ, we are the world’s leading quantum platform company. IonQ delivers solutions for quantum computing, quantum networking, quantum sensing and quantum security, which makes us the only full stack quantum platform company in the world. We work each day to advance our technology to solve the world’s most complex problems for global customers, all powered by our highly talented engineering team.

We’re excited about becoming vertically integrated with SkyWater, bringing end-to-end innovation, engineering, manufacturing and deployment of our quantum solutions. This is the beginning of an exciting new chapter as we continue to deliver for our customers while unlocking long-term shareholder value.

I’ll turn it over to Thomas to introduce himself and SkyWater.

Thomas Sonderman

Thanks, Niccolo. It’s great to be here with you today. As mentioned, I’m Thomas Sonderman, CEO at SkyWater Technology. SkyWater is the largest U.S.-based, pure-play semiconductor foundry. A Category 1A Trusted Foundry with DMEA-accreditation, we specialize in foundational nodes and advanced packaging to support the nation’s critical infrastructure and emerging quantum technologies.

Joining forces with IonQ will accelerate multiple engineering pathways for next-generation quantum chips, and I am excited to be here today to discuss this transformational transaction that marks a pivotal moment in SkyWater’s evolution.

I’ll hand it back over to Niccolo to talk more about the transaction.

Niccolo de Masi

All right, moving to Slide 4, as I mentioned, acquiring SkyWater will create a fully vertically integrated, U.S.-based quantum platform. It will accelerate innovation and ensure we have the secure manufacturing capacity that will be required by our customers.

SkyWater’s world-class, onshore engineering and manufacturing strength will enhance U.S. security and competitiveness while creating long-term shareholder value. The transaction is valued at $1.8 billion, a mix of cash and stock consideration, subject to a collar and cap.

SkyWater will operate as a wholly owned subsidiary, meaning that, in addition to integrating with IonQ, SkyWater will continue to work as a merchant supplier to the industry, ensuring they continue to deliver for both new and existing customers. Thomas will tell you more about that later.

To answer the question why this transaction, we have to look at where IonQ is today. Our business has evolved quickly from just quantum computing to today’s full-stack platform of quantum computing, quantum networking, quantum sensing, and quantum security. We are now at the stage where we have line of sight to scaling to millions of qubits based on a semiconductor architecture and electronic qubit control, which means achieving those goals is primarily a matter of semiconductor engineering.

As the reality of a quantum world sets in, these technologies are increasingly viewed as critical, strategic infrastructure to commercial enterprises and nation states. This means for the next leg of growth, there is a need for not only rapid innovation, but doing so at the highest levels of security.

SkyWater is a unique company built exactly around these principles—rapid innovation and production, with the highest levels of securities. SkyWater brings IonQ highly specialized, technology-driven foundry capacity that meets the needs of quantum more than any other fab out there. It brings us the ability to do advanced semiconductor development through rapid iteration, experimentation, and parallelization. And SkyWater brings onshore, accredited semiconductor fabrication and packaging facilities that meet the highest security requirements of customers like the U.S. Government, our allies, and partners.

I’ve said many times before, and I’ll say it again today—the future of quantum is now, and this deal brings it into focus.

As the only vertically integrated full-stack quantum platform company, we expect to significantly advance our strategic initiatives and support our partners worldwide. I’ll dive into the points you see on screen in just a moment, but the main takeaway is that, with SkyWater, we’ll be able to accelerate our fault-tolerant quantum computing roadmap and solidify our position at the forefront of commercial quantum advantage with practical, scalable quantum solutions and applications.

To make this happen, we’ll be bringing together our two incredibly talented teams and leveraging our shared capabilities.

I’ll hand it over to Thomas to share his perspective now.

Thomas Sonderman

Thanks, Niccolo. This is a transformational transaction for our industry that will benefit our teams and customers, both companies’ shareholders, and our other stakeholders. Under IonQ, SkyWater will build on its standing as the largest exclusively U.S.-based quantum-native foundry. What I want to emphasize is how we fit into IonQ and why this is a match.

SkyWater isn’t just a foundry. What differentiates us is our technology-as-a-service operating model. It supports volume production and high-mix, advanced technologies, as well as foundational nodes wafer manufacturing, emerging technology co-innovation and advanced packaging.

In addition, this model enables massive parallel development, enriching learning and compounding innovation across chip generations. We expect to apply this distinctive model to IonQ’s leading quantum technologies and deliver heightened speed, precision, and scale for next-generation quantum chips.

By embedding IonQ’s engineering with SkyWater’s leading capabilities in parallel innovation and manufacturing, we can achieve greater learning per design, build, and test cycle and be the leader of quantum advantage in the U.S. Our DoW Trusted accreditation also brings immense strategic relevance to IonQ’s Federal business, and we look forward to continuing to support important national security matters in an even larger and more impactful way.

I’d like to highlight that this transaction is incredibly beneficial for our shareholders. Longer term, the combined company has the potential to unlock broader synergies across multiple product categories requiring both custom and commodity semiconductors. Given the equity consideration, shareholders will have the opportunity to participate in the combined company’s upside potential through ownership of IonQ shares.

And last, but certainly not least in the why IonQ story. This transaction delivers all these benefits while also allowing us to continue meeting and exceeding the needs of our existing customers.

As Niccolo noted before, with IonQ, SkyWater remains fully committed to all of our semiconductor foundry customers and will continue as the quantum merchant supplier of choice as a wholly owned subsidiary with open access. We have a broad customer base across aerospace and defense, auto and quantum. Foundry integrity will remain the same – there will be no changes to customer access or IP protections.

So, to sum up, SkyWater and IonQ together will drive the ability to deploy quantum technology for mission-critical applications in business, government, and society. I’d like to thank the talented teams at both SkyWater and IonQ for all they have done to get us here. What we have done separately is incredible, and what we will do together is even more powerful.

I’ll turn the call back to Niccolo.

Niccolo de Masi

Thank you, Thomas. Turning now to Slide 8 and how SkyWater fits into IonQ, what’s truly unique about IonQ is that we’re the only quantum company that has already achieved our target fidelity. This means there is no more research breakthroughs to scale up to fault-tolerance; it’s just engineering. And in our case, it’s semiconductor engineering.

Our path to scale runs cleanly through semiconductor engineering, which is a result of our electronic qubit control technology. Because our path to scale is based primarily on semiconductor engineering, IonQ is at the stage where embedded access to a Trusted Foundry is necessary to continue on our rapid path forward.

Bringing SkyWater closer will accelerate our already industry-leading roadmap. We will unlock increased wafer runs, meaning faster iteration cycles. We can also start running multiple generational prototypes in parallel, applying new learnings immediately to improve future milestones.

As a result of this, we expect to see a very significant reduction in total cycle times from design to production. For example, we will reduce the time from design completion to first samples on our 256-qubit chip from nine months to two months. And more importantly, we will now be able to functionally test the first 200,000-qubit chip samples in 2028, which enable 8,000 ultra-high fidelity logical qubits and pulling forward our previously communicated timelines. With this transformational acquisition, IonQ will be able to increase both the frequency and velocity of its R&D wafer spins in parallel.

On Slide 10, you can see our existing public roadmap. Starting with our 200,000-qubit chip, you can see the materially positive impact we expect SkyWater to have on our timelines. We now expect to have the first 200,000-qubit chips back from the fab in 2028. This means we can start running real functional tests and producing data of real performance.

At this point, there will be little doubt left that full fault-tolerant quantum computing is here and IonQ leads the pack both in time and cost. This transaction will also enable us to pull forward our 2 million-qubit chip by up to a year.

One of the key components of this combination is the full integration of the quantum lifecycle. We’ve spoken before about how our architecture enables lower costs per unit. With SkyWater, we expect to have industry-leading costs at scale.

We will continue to lead the market not only in terms of performance, but also in price. History shows how computing battles are won along vectors of miniaturization and cost per unit output.

We will now also have the full product lifecycle under one roof, from design and prototype, manufacture and package to deployment and service updates. There are many examples across the industry of such vertical integration leading to a sustained advantage in innovation and economics. Tesla is perhaps the most powerful example of this over the past decade.

With facilities entirely within the U.S., the combined company will be an end-to-end U.S. supplier of mission-critical quantum infrastructure. SkyWater adds the final piece – semiconductors – to IonQ’s existing U.S. based manufacturing.

We believe we will be the only completely U.S. owned and U.S. operated provider of these quantum technologies so critical to our nation’s future.

Each phase of the manufacturing process is represented by the combined company facilities in Maryland, Washington State, Minnesota, Florida, Texas, and Colorado.

We believe deeply in the future of U.S. critical infrastructure and sovereign supply chains. The combined company will support current and future critical initiatives of the U.S., our allies, and partners. We have a world-class team of experts and are excited to add Thomas and his team to IonQ.

All of this bolsters the initiatives we began when we introduced IonQ Federal last year, and we expect IonQ will be positioned as a central quantum computing, quantum networking, quantum security and quantum sensing provider for the U.S. government, our allies, and partners.

On Page 14, you can see this transaction builds on those we’ve done to date. Over last few years, we have deliberately and strategically added capabilities to our platform.

Our acquisition of SkyWater gives IonQ true vertical integration across quantum computing, quantum networking, quantum security, and quantum sensing technologies for land, sea, air, and space. We are confident that uniting our revolutionary quantum platform with SkyWater’s leading capabilities, particularly in parallel innovation, engineering, and manufacturing, will accelerate America’s ability to deploy quantum technologies where they’re needed most, keeping our focus on advancing the frontiers of quantum technology for business, government, and society, while creating enduring value for our shareholders.

So, on Page 15, to sum up for today, our goal remains to serve the market as the preeminent global quantum platform leader, supported by our integrated product lifestyle and end-to-end design, manufacturing, and delivery of secure quantum solutions. As we look ahead, we remain focused on revenue growth and capturing additional market share, which we are confident will drive our margin expansion over the long term. Together, we truly will be the winning quantum platform.

We’ll now take some time to answer the questions you’ve submitted.

QUESTION AND ANSWER

Hanley Donofrio

Great. Thanks, Niccolo, and thank you to everyone who has submitted questions today. As a reminder, we can only answer strategic and non-financial questions today. We look forward to sharing our financial results at our upcoming full year 2025 earnings call.

The first question comes from Troy Jensen at Cantor Fitzgerald. Niccolo, can you explain how this acquisition accelerates your product development roadmap by an entire year?

Niccolo de Masi

Absolutely. So, let’s have a look at Slide 9. We talked through this during our prepared remarks, but fundamentally, we are at the stage whereby the more we can do in parallel across our product lifecycles and generations, the faster we can move forward that innovation. And so, we talked about reducing cycle time on our 256-qubit chip, for example, from nine months to two months. The same thing will philosophically occur for every lifecycle product beyond the 256 chip – the 10K chip, the 100K, the 200K, the 1 million and the 2 million.

And so, when I talked about greater velocity and greater frequency of wafer spins, what we’re talking about is doing more in parallel with more lines and getting through each exploration of engineering pathway faster. And so, we’re able to explore more in parallel and actually make sure that the cycle of each exploration is faster.

As a result, you can see quite powerfully on Page 10 that we can bring in innovation more actually the further out that it was on our initial roadmap. So initially, we assumed last year when we rolled out this roadmap that we would be merely a commercial partner of an industry leading fab such as SkyWater. With this tight integration, we’re able to move faster, which benefits what we’re doing in ‘27, ‘28, ‘29 and ‘30 even more than what we can achieve in ‘26.

Thomas, please feel free to chime in if you’d like to add anything from your perspective.

Thomas Sonderman

No, you did well. Thank you.

Hanley Donofrio

Thank you.

Niccolo de Masi

All right, next question.

Hanley Donofrio

We have a follow up question from Troy for Thomas. Can you update us on SkyWater’s vertical exposure? Do you have any 10% customers or customer concentrations?

Thomas Sonderman

So, Infineon Technologies is our largest customer, and that resulted from the transaction we did last year, acquiring their fab in Austin, Texas. They will continue to be a critical customer for SkyWater going forward as we operate as a full-service foundry. So, other than that, we are pretty much operating our normal foundry business with many customers, and again, Infineon being the largest of those customers.

Hanley Donofrio

Thank you. We have a question from John McPeake of Rosenblatt. What parts can be made by SkyWater for the IonQ quantum computer machine? Will that be just the foundry or packaging? Can you elaborate on that?

Niccolo de Masi

Yeah, it’ll be everything — well, let’s both tackle this one, Thomas. And we covered, I think, on a number of our slides, what we’re doing, but it’s absolutely not just accelerating design work for us and implementation, but as we mentioned, it’s packaging, it’s manufacturing, and it’s really the speed up of, I’d say, the translation from prototype into mass manufacturing throughout our whole roadmap. But Thomas, please do provide some details from your perspective.

Thomas Sonderman

Yeah, I mean, one of the benefits of SkyWater’s model is that we embed development into our high-volume manufacturing operation, and that creates an outcome where the technology is enabled by the design in a way that could be highly manufacturable. And so, this unique model that we created is very much aligned with IonQ’s needs as they build up their quantum technology portfolio, and the ability to do the rapid hyper innovation that Nicolo referenced is really one of the outcomes we get from this partnership.

Hanley Donofrio

Thank you. Next question comes from Krish Sankar of TD Securities. Do you plan on being a merchant supplier to other quantum companies? How will the deals with existing quantum customers at SkyWater evolve?

Thomas Sonderman

Yeah, so--

Niccolo de Masi

--All right, I think we can both tackle that one.

Thomas Sonderman

Yeah, go ahead. You start.

Niccolo de Masi

I’ll just say, look, IonQ already is a merchant supplier. It’s not that well known, but we’ve talked about it on prior earnings calls. We supply the world’s most accurate atomic clocks to a number of quantum computing and quantum industry players. Also, our quantum networking business, which is obviously focused on both long-distance communication, but also photonic interconnects to tightly couple quantum computers as they scale to full fault tolerance, that architecture has also been designed for all firms to take advantage. So, it’ll be multimodal, and it’s obviously industry-leading and based out of our Lightsynq office in Boston.

So as Tom and I started talking about synergies and vision, this is very much at the core of what we’re looking to accentuate and make one plus one equal 30, as I like to say.

Thomas Sonderman

Yeah, and just to add, one of the things that is unique about this combination is that SkyWater has an existing foundry business. We have created the compartmentalization, the protocols, the IP protections that will allow our customers to continue to operate within our foundry model. This combination doesn’t detract from that. It enhances it because now we will have an ability to drive the very close interaction that this stage of quantum technology evolution requires at a pace that will be very important for our country, our allies and our partners, but at the same time offer the capabilities that we’ve established as a pure-play foundry to our existing customers and we hope many other new customers to come.

That capability of a highly functional foundry model is something that we’re very proud of at SkyWater, and IP and IP protection is essential to a foundry business, and none of that will be jeopardized as we go forward.

Hanley Donofrio

Thank you. The next question comes from Quinn Bolton of Needham & Co. Is IonQ an existing customer of SkyWater, and will IonQ move its manufacturing to SkyWater after the transaction close? Who approached whom, and how did this deal come about?

Niccolo de Masi

Well, I’m happy to start, and then, Thomas, please chime in.

Thomas Sonderman

Yes.

Niccolo de Masi

Since we closed our acquisition of Oxford Ionics, obviously, top of mind for IonQ has been how do we actually accelerate and scale our electronic qubit control. There have been plenty of explorations with a number of partners on a global basis. However, it became very obvious to our team last fall that SkyWater’s capabilities, as Tom just outlined, are a perfect fit. It’s not just that they have the 200-millimeter wafer leadership, but it’s that they specifically focus on R&D and packaging-intensive partnerships, which may not have yet the volume of some chips out there, but nevertheless are extremely pioneering, forward-looking, and incredibly security-sensitive.

Tom and I started talking about a commercial partnership last fall that evolved overtime to a strategic partnership in various forms. And as we shared our combined visions of where we wanted to take our companies, we realized that there were more and more synergies than we could initially — perhaps initially thought.

And so, we’re delighted with this merger and partnership. It brings us not only acceleration of our computing roadmap, but actually brings us acceleration of our full quantum platform because we have needs from SkyWater across our quantum networking, sensing, security operations under the ocean, on top of the ocean, the land, sea, air, and SkyWater will support and accelerate all of that.

It also allows us, as Tom just eloquently laid out, to grow our merchant supplier business. which is already in existence at IonQ, and Tom will be leading the charge on a combined basis for all of our merchant supplier activities.

Last but not least, we are a proud U.S. company based here, listed here, and our supply chain is now the most secure in the world, both physically and from a cyber perspective, and it’s entirely domestic. And we’re deeply proud of that, and we’re deeply proud of our ability to support the U.S. quantum industry and what we believe is the most important, quote-unquote, space race of our generation. Tom, what do you think?

Thomas Sonderman

Yeah, I just absolutely agree with everything you just said. The one thing that became apparent as our teams started engaging is the ability to move faster that — when you think about the fabless foundry model that’s evolved really over the last 30 years, it’s come at a stage where we’re in kind of we’ll call it the classical computing realm. We’re now moving into the AI/quantum computing realm, and the quantum computing capability is something that requires that very tight interaction between design process and development and the ability to get that development going in a way where you can get those technologies to be highly manufacturable.

So, as we worked through what was going to be the best path to achieve the outcome that IonQ was looking for as well as continue to grow and scale SkyWater’s pure-play foundry business, linking us together in an integrated fashion as one company became the obvious choice. And we’re just super excited that our teams came together, our boards came together, and we’re going to transform what this country is doing in the quantum space as a result of this combination.

Hanley Donofrio

Thank you. The last question before we close out the call is for Niccolo. Can you talk a bit more about how you’ll be integrating the businesses and what that timeline looks like?

Niccolo de Masi

Sure. So, upon close, SkyWater will operate as a wholly owned subsidiary under the SkyWater name. Thomas Sonderman will lead the subsidiary and report to me, which will ensure the continued delivery of industry-leading advanced technology services, wafer services, and advanced packaging services, as well as the atomic clocks and quantum interconnects to all SkyWater customers.

Integration will be phased and pragmatic, ensuring continuity and deepening technical integration in the areas that matter most for roadmap acceleration. We have a proven playbook for integration and are confident that our dedicated integration teams will execute well to create value through this transaction.

Beyond that, it’d be premature to provide more information about integration plans or timeline, but I want to once again say that we are very focused on providing the same fantastic service and level of focus that SkyWater has to all of their existing customers, and this transaction will enhance not only the merchant supplier capabilities on a combined basis but enhance our ability to accelerate the entire U.S. quantum industry.

CONCLUSION

Hanley Donofrio

This concludes the Q&A portion of the call. Thank you to everyone for joining today. I will now pass it back to the operator to close out the call.

Niccolo de Masi

Thanks, everyone.

Thomas Sonderman

Thanks.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

Important Information and Where to Find It

In connection with the proposed transaction (the “Transaction”) between IonQ, Inc. (“IonQ”) and SkyWater Technology, Inc. (“SkyWater”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available following the effectiveness of the Registration Statement) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR

INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.ionq.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, and otherwise in accordance with applicable law.

Note to Investors Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this document other than statements of historical fact are forward-looking statements. These forward-looking statements are based on IonQ’s and SkyWater’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by IonQ and SkyWater, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transaction or to make or take any filing or other action required to consummate the transactions in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of SkyWater’s and IonQ’s businesses and other conditions to the completion of the Transaction; (ii) failure to realize the anticipated benefits of the Transaction, including as a result of delay in completing the transactions or integrating the businesses of IonQ and SkyWater; (iii) IonQ’s and SkyWater’s ability to implement their business strategies; (iv) potential litigation relating to the Transaction that could be instituted against IonQ, SkyWater or their respective directors; (v) the risk that disruptions from the Transaction will harm IonQ’s or SkyWater’s businesses, including current plans and operations; (vi) the ability of IonQ or SkyWater to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (viii) uncertainty as to the long-term value of IonQ Shares; (ix) legislative, regulatory and economic developments affecting IonQ’s and SkyWater’s businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which IonQ and SkyWater operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect IonQ’s or SkyWater’s financial performance; (xiii) restrictions during the pendency of the Transaction that may impact IonQ’s or SkyWater’s ability to pursue certain business opportunities or strategic transactions; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as IonQ’s and SkyWater’s response to any of the aforementioned factors; and (xv) failure to receive the SkyWater Stockholder Approval. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IonQ’s or SkyWater’s consolidated financial condition, results of operations or liquidity. Neither IonQ nor SkyWater assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.